UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 23, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
(“Harmony” or “company”)

INTERIM RESULTS FY21* for the six-month period ended 31 December 2020
HIGHLIGHTS for the six-month period ended 31 December 2020 (H1FY21) vs the six-month period ended 31 December 2019 (H1FY20)**

RESPONSIBLE STEWARDSHIP
• In Phase 2 of embedding a proactive safety
culture focused on leadership and behaviour
• Our health initiatives combined with the
COVID-19 standard operating plans embed our
commitment to the "S" in ESG#
• Ranked first in ESG disclosure among
South African mining companies
• FTSE4Good constituent
• Included in the Bloomberg Gender Equality
Index 2021
• Runner-up in the Sunday Times Top 100
Companies Awards 2020

OPERATIONAL EXCELLENCE
• 65% increase in production profit
to R6.8bn (US$417m) from R4.1bn (US$280m)
• 5% increase in underground recovered grade
to 5.58g/t from 5.29g/t
• 8% increase in gold production
to 23 183kg (745 314oz) from
21 411kg (688 379oz)
• 42% increase in total mineral resources†
• 20% increase in total mineral reserves†

CASH CERTAINTY
• 69% increase in operating free
cash flow margin to 22% from 13%
• 336% increase in net profit
to R5.8bn (US$356m) from R1.3bn (US$91m)
• 58% reduction in net debt
to R580m (US$40m) from R1.4bn (US$79m)
• 31% increase in Rand gold price received
to R896 587/kg (US$1 716/oz)
from R683 158/kg (US$1 447/oz)
• R902m (US$56m) net gain on derivatives
• HEPS increased by 211% to 775 SA cents
(48 US cents) from 249 SA cents (17 US cents)
• Net debt to EBITDA at 0.1x

EFFECTIVE CAPITAL ALLOCATION
• Successful integration of Mponeng
and Mine Waste Solutions – 3 months of
production resulting in a significant increase
in our overall grade, production and cash flow
• Strong pipeline of organic projects to drive
production profile and margin expansion
• Interim dividend^ of 110 SA cents (7.5 US) cents‡
per share declared

*    These interim results have been reviewed by our external auditors, PricewaterhouseCoopers Incorporated
**     For the US$ comparative % increase please see our results presentation
#     ESG = Environmental, social and governance
†    The mineral reserves are included in the business valuation of the operations acquired from AngloGold Ashanti Limited, while the resources are per their mineral resources statement as at December 2019
^    See dividend notice on page 7 for the details
‡    Illustrative equivalent based on the exchange rate of R14.64 as at 19 February 2021

OPERATING RESULTS

		Six months ended December 2020	Six months ended December 2019	% Change	Six months ended June 2020*	% change relates to the six months ended June 2020 vs December 2020
Gold produced	kg	23 183	21 411	8	16 452	41
	oz	745 347	688 379	8	528 944	41
Underground grade	g/t	5.58	5.29	5	5.69	(2)
Gold price received	R/kg	896 587	683 158	31	805 300	11
	US$/oz	1 716	1 447	19	1 504	14
Cash operating costs	R/kg	596 047	499 139	(19)	624 276	5
	US$/oz	1 141	1 057	(8)	1 166	2
Total costs and capital	R/kg	697 026	603 302	(16)	704 708	1
	US$/oz	1 334	1 278	(4)	1 316	(1)
All-in sustaining costs	R/kg	715 837	605 911	(18)	711 818	(1)
	US$/oz	1 370	1 283	(7)	1 329	(3)
Production profit	R million	6 780	4 110	65	3 086	120
	US$ million	417	280	49	185	125
Exchange rate	R:US$	16.25	14.69	11	16.65	(2)
* Six-month period ended June 2020 included to illustrate the impact of COVID-19 on operations during the first half of the calendar year
FINANCIAL RESULTS

		Six months ended December 2020	Six months ended December 2019	% Change
Basic earnings per share	SA cents	966	249	288
	US cents	59	17	247
Headline earnings	R million	4 644	1 331	249
	US$ million	286	91	214
Headline earnings per share	SA cents	775	249	211
	US cents	48	17	181
Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/financials/fy21
FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this presentation and the exhibits to this presentation, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; impact of COVID-19 on our operational and financial estimates and results; estimates of future earnings, and the sensitivity of earnings to the prices of gold and other metals prices; estimates of future production and sales for gold and other metals; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the prices of gold and other metals; estimates of provision for silicosis settlement; estimates of future tax liabilities under the Carbon Tax Act; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

CONTENTS

PAGE
2	Forward-looking statements
3	Shareholder information
4	Message from the chief executive officer
7	Notice of cash dividend
8	Operating results – year-on-year (Rand/metric)
10	Operating results – year-on-year (US$/imperial)
12	Review report from external auditor
13	Condensed consolidated income statement (Rand)
14	Condensed consolidated statement of comprehensive income (Rand)
14	Condensed consolidated statement of changes in equity (Rand)
15	Condensed consolidated balance sheet (Rand)
16	Condensed consolidated cash flow statement (Rand)
17	Notes to the condensed consolidated financial statements
35	Segment report (Rand/metric)
36	Condensed consolidated income statement (US$)
37	Condensed consolidated statement of comprehensive income (US$)
37	Condensed consolidated statement of changes in equity (US$)
38	Condensed consolidated balance sheet (US$)
39	Condensed consolidated cash flow statement (US$)
40	Segment report (US$/imperial)
41	Development results – metric and imperial
42	Competent person's declaration
43	Directorate and administration

SHAREHOLDER INFORMATION

Issued ordinary share capital 31 December 2020	616 052 197
Issued ordinary share capital 30 June 2020	603 142 706
MARKET CAPITALISATION
As at 31 December 2020 (ZARm)	44 109
As at 31 December 2020 (US$m)	3 003
As at 30 June 2020 (ZARm)	43 342
As at 30 June 2020 (US$m)	2 494
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 January 2020 – 31 December 2020) for ordinary shares (ZAR)	124.95
12-month low (1 January 2020 – 31 December 2020) for ordinary shares (ZAR)	33.62
12-month high (1 January 2020 – 31 December 2020) for ADRs (US$)	7.10
12-month low (1 January 2020 – 31 December 2020) for ADRs (US$)	1.93
FREE FLOAT	100%
American Depositary Receipt ("ADR") RATIO	1:1
JSE LIMITED	HAR
Average daily volume for the year (1 January 2020 – 31 December 2020)	4 320 919
Average daily volume for the previous year (1 January 2019 – 31 December 2019)	2 313 153
NEW YORK STOCK EXCHANGE	HMY
Average daily volume for the year (1 January 2020 – 31 December 2020)	7 601 064
Average daily volume for the previous year (1 January 2019 – 31 December 2019)	6 152 535
INVESTORS' CALENDAR
FY21 results presentation	31 August 2021

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
OVERVIEW
Harmony delivered an outstanding set of numbers for the first half of the financial year ("H1FY21"), in line with our strategy of producing safe, profitable ounces and increasing margins. These results are a true reflection of how Harmony has transformed and de-risked its business since January 2016. While the majority of our gold still comes from underground mining, we have increased the contribution from higher margin and lower risk surface sources to approximately 30% of our total production (from 15% in January 2016).
Our people and their safety have never been more important as we continue to face and manage the challenges brought about by the COVID-19 pandemic.
Net profit increased by 336% to R5 812 million (US$356 million) for H1FY21 compared to R1 332 million (US$91 million) in the six months ended 31 December 2020 ("H1FY20") as a result of an increase in the average recovered underground grade and higher production from our underground operations, supported by a higher average R/kg gold price received. We have successfully integrated Mponeng and Mine Waste Solutions into our portfolio and have already seen an increase in grade, production and cash flow since we took ownership of these assets on 1 October 2020.
Operating free cash flow of R4 702 million (US$289 million) for the period allowed us to repay a significant portion of our debt, resulting in a robust balance sheet.
As a result of our investment in growth assets, a stronger operational performance from our mines in H1FY21 and a strategy aimed at delivering positive shareholder returns, we are pleased to announce an interim dividend of 110 SA cents (7.5 US cents).
RESPONSIBLE STEWARDSHIP
Safety and health
Safety is a foundational value at Harmony and it is of utmost importance that we ensure safe production at all our operations. The development of safety leadership capability, embedded safety practices, embracing a safety culture and improved employee engagement will entrench safe behaviour across all our employees at all times.
Risk management is an essential step in ensuring that our employees and working areas are safe at all times. Harmony remains committed to the elimination of work-related injuries and fatalities. We continue to address specific causes of work-related events resulting in injury and loss of life, focusing on improving our safety in general and embedding a proactive safety culture. It remains a continuous journey of engagement, training, creating awareness, learning from each other and caring for each other.
It is therefore with great sadness that we report six of our colleagues lost their lives in mine-related incidents in the six-month period ended 31 December 2020. It is simply not acceptable and will never be acceptable. We pay our respects to Zamokuhle Shabane (team leader, Bambanani), Zakhele Lubisi, (artisan, Kusasalethu), Alexis Lesiamang Ntjantso (driller, Doornkop), Tsoaela Botsane (supervisor, Tshepong), Tisetso Pati (winch operator, Tshepong) and Rakitsi Seseli (driller, Kusasalethu) and extend our deepest condolences to their families, friends and colleagues.
A number of our mines have recorded some significant safety milestones and we are seeing progress as we work on embedding a proactive safety culture. Our total injury and accident frequency rate has improved over the past decade and is now at 7.69 per million hours worked as we strive towards our goal of zero loss of life. Despite this progress, the group fatality injury frequency rate regressed in H1FY21, increasing to 0.13 per million hours (FY20: 0.08).
COVID-19 remains a major focus with continued co-ordination from all stakeholders, management and employees towards fighting the pandemic. The focus remains on limiting or eliminating the spread of COVID-19 at all our operations and keeping our employees safe.
A multi-disciplinary response team was established at the start of the pandemic to ensure compliance and alignment of all COVID-19 related processes. Harmony also developed and implemented a Standard Operating Procedure to assist in the prevention and transmission of COVID-19 at its operations in South Africa and Papua New Guinea (PNG).
Employees who were scheduled to go home for the festive season were required to sign a registration form and full screening was conducted. A return to work process was designed and implemented to ensure a safe return of all employees to the workplace. About 7 000 of our employees travelled outside South Africa's borders over the December 2020 period, all of whom were allowed to return through the borders provided they were able to produce a negative COVID-19 test result.
As at 19 February 2021, Harmony had 94 active COVID-19 cases, representing only 0.2% of our workforce. We mourn 40 employees lost to the pandemic and continue to urge all our employees, their families and communities to remain vigilant as we battle the second wave of the pandemic.
Harmony is committed to playing an active role, with our social partners, to help with the vaccine roll-out. While the South African government is primarily responsible for funding the vaccine roll-out and is the single buyer, Harmony will play an important role by accelerating the vaccination programme on our mines and in host communities. As guided by the Department of Health, our healthcare workers and other frontline workers will receive vaccines first, followed by our remaining employees as per our internal COVID-19 vaccine roll-out plan.
We will continue to prioritise our other healthcare initiatives, particularly those relating to occupational and lifestyle diseases despite the current challenges presented by COVID-19.
The COVID-19 pandemic combined with our existing health and wellness initiatives have given added impetus and reinforced our commitment to environmental, social and governance (ESG) matters and to sustainable development. Our response to the COVID-19 pandemic clearly demonstrated that the “S” in ESG is part of Harmony’s DNA. Caring for those who contribute to, support and benefit from our company has been key to our success.
ESG reporting
Harmony ranked first in ESG disclosures for mining companies in South Africa based on a recent study conducted by Risk Insights and Instinctif Partners. The research was based on ESG metrics using Risk Insight’s own ESG rating tool which analyses publicly available disclosures, integrated reports and media coverage. Harmony was also runner-up in the Sunday Times Top 100 Companies in 2020. This award acknowledged Harmony as a JSE-listed company for creating wealth and value for shareholders over a five-year period.
It is evident from these external recognitions that a successful ESG strategy delivers positive shareholder returns.
OPERATIONAL EXCELLENCE
Operational results for the six-month period ended 31 December 2020
Total gold production for H1FY21 was 8% higher at 23 183kg (745 347oz) compared to 21 411kg (688 379oz) in H1FY20. Higher gold production was due to the inclusion of Mponeng and related assets into our portfolio and achieving our operational plans at the majority of our mines.
The newly acquired assets added 3 220kg (103 525oz) for the December 2020 quarter comprising; 1 874kg or 60 250oz from Mponeng underground,

318kg or 10 224oz from Mponeng surface, 216kg or 6 944oz from Kopanang surface and 812 kg or 26 106oz from Mine Waste Solutions.
The average underground recovered grade increased by 5% to 5.58g/t from 5.29g/t as a result of higher grades at Kusasalethu, Mponeng and Joel operations. Moab Khotsong was our most profitable operation for the reporting period followed by Mponeng, delivering R1 143 million (US$70 million) and R547 million (US$34 million) in free cash respectively.
Production from our surface sources increased by 86% from 2 009kg in H1FY20 to 3 741kg in H1FY21 due to higher throughput from Mine Waste Solutions and waste rock dumps. However, average surface grade decreased by 12% to 0.23g/t (H1FY20: 0.26g/t). The acquisition of Mine Waste Solutions, a high-volume, low-grade operation, was primarily responsible for this decline. We are however, confident that we are able to lower the overall cost base at Mine Waste Solutions and achieve synergies.
Hidden Valley’s recovered grade decreased by 5% to 1.20g/t at H1FY21 from 1.26g/t in H1FY20 as planned, whilst the open pit was transitioning between stages 5 and 6. Grade is expected to increase in the second half of FY21 as more stage 6 ore becomes available. Gold production was 17% lower for the period as a result of lower mill throughput due to a major shutdown and additional maintenance work being carried out in the first half of FY21 compared to the comparable period.
Total production costs increased by 30% to R14 808 million (US$911 million) compared to R11 366 million (US$774 million) in H1FY20. The increase of R3 442 million (US$212 million) was driven mainly by the inclusion of the acquired operations which contributed R1 751 million (US$108 million) in new costs. The other major contributors to the production cost increase were labour which increased by R585 million (US$36 million), royalties which increased by R267 million (US$16 million) as a result of higher revenues, and COVID-19 related expenses which amounted to R215 million (US$13 million). Hidden Valley's production costs were R363 million (US$22 million) higher for the period due to additional COVID-19 related expenses, run of mine stockpiles being maintained and a decrease in the deferred stripping credit.
Group all-in sustaining costs was therefore 18% higher for H1FY21 at R715 827/kg compared to H1FY20 at R605 911kg.
Group capital expenditure for H1FY21 increased by 5% to R2 341 million (US$144 million) from R2 230 million (US$151 million) in H1FY20 due to the inclusion of Mponeng mine and related assets. The impact of COVID-19 resulted in lower than planned capital expenditure but this is expected to normalise.
The capitalisation project at Target 1 to bring infrastructure closer to the mining areas is continuing but unfortunately pillar failures and backfill dilution in two of our massive stopes impacted grade and volume. We have adopted a revised plan which will take into account the delay caused by these events. We expect this to be resolved by Q4FY21.
For the June 2020 to December 2020 period, total gold production increased by 41% to 23 183kg (745 347oz) from 16 452kg (528 944oz) as production normalised post COVID-19 lockdowns in South Africa and due to the inclusion of the newly acquired assets.
CASH CERTAINTY
Financial results for the six-month period ended 31 December 2020
Revenue
Revenue increased by 39% from R15 477 million (US$1 054 million) to R21 588 million (US$1 328 million), mainly due to a stellar performance from our underground South African operations, supported by a higher R/kg gold price received and the inclusion of our newly acquired assets. The average R/kg gold price received increased by 31% in H1FY21 to R896 587/kg from R683 158/kg in H1FY20. In US dollar terms, revenue increased by US$274 million or 26% to US$1 328 million and the average gold price received increased by 19% to US$1 716/oz from US$1 447/oz in H1FY20.
Gains and expenses included in operating profit
Corporate, administrative and other expenditure includes a 58% increase relating to higher management incentive payments and the integration costs in respect of the acquisition of the Mponeng operations and related assets.
The foreign exchange translation gain is predominantly due to the impact of the strengthening of the Rand from R17.32/US$ at 30 June 2020 to R14.69/US$ at 31 December 2020 on the US dollar borrowings, resulting in a translation gain of R652 million (US$40 million) compared to R36 million (US$2 million) in the comparative period.
Gain on bargain purchase
Harmony reported a R1 153 million (US$69 million) gain on bargain purchase from the acquisition of the Mponeng operations and related assets in terms of IFRS 3. This gain was reported after taking into account fair value adjustments and provisions between the consideration paid and the net asset value of the acquired assets and liabilities assumed. The fair value exercise has been provisionally concluded and will be finalised in the 12 months permitted by IFRS. Refer to note 13 in the financial statements for further detail.
Taxation
The taxation expense for the group increased to R772 million (US$48 million) for H1FY21 from R157 million (US$11 million) for H1FY20. The current taxation expense for the reporting period is higher mainly due to gains on derivatives and foreign exchange gains on the US dollar loans. The deferred taxation expense for H1FY21 is higher mainly as a result of the utilisation of assessed losses and unredeemed capital expenditure due to increased profitability.
Net profit
Harmony’s net profit increased to R5 812 million (US$356 million) in H1FY21, compared to a profit of R1 332 million (US$91 million) in H1FY20. Headline earnings increased to 775 SA cents per share (48 US cents) compared with headline earnings of 249 SA cents (17 US cents) per share for H1FY20.
Net debt
As at the end of December 2020, Harmony's net debt decreased by R781 million (US$40 million) to R580 million (US$39 million). The cash generated by operations was more than sufficient to pay for the new assets and significantly reduce our debt.
Derivatives and hedging
Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while locking in higher prices as part of its derivative programme when available. For the current period we recorded a net gain of R902 million (US$56 million) compared to a R157 million (US$11 million) gain for the six months period to December 2019 mainly due to a stronger Rand:US$ exchange rate.
Since the inception of the derivative programmes in FY16, these programmes have realised net gains of R159 million (US$10 million). Going forward we will be more selective before entering into hedges only hedging when a margin of 25% above cost and inflation can be locked in.

EFFECTIVE CAPITAL ALLOCATION
Growing our ounces
The strong performance in H1FY21 provided Harmony with an opportunity to accelerate some of our key strategic financial objectives which include cash certainty, debt reduction and balance sheet flexibility.
Harmony has successfully integrated Mponeng and related assets as from 1 October 2020. The integration of these assets into our portfolio is expected to increase group resources by 43% to 169.8 million ounces from 118.6 million ounces and group mineral reserves by 20% to 43.8 million ounces from 36.5 million ounces (as per AngloGold Ashanti Limited mineral resources declaration as at December 2019). We also expect these assets potentially to enhance our near-term production by approximately 275 000oz to 282 000oz for FY21 based on 9-month production figures as well as potential other surface and service synergies (subject to further feasibility studies).
Harmony is now one of the largest processors of tailings and waste rock dumps globally after our acquisition of Mine Waste Solutions. This is a compelling opportunity for Harmony due to surface source assets being safe, low-risk, long-life assets, with increased margins and ensuring diversification of our asset portfolio.
There are a number of exploration projects underway which include extending the life of some of our mines both in South Africa and PNG. All projects are carefully assessed to establish if the returns will meet our criteria for capital deployment.
Our strong balance sheet affords us flexibility to pursue our strategic growth objectives through mergers and acquisitions, alongside our pipeline of organic projects, while at the same sharing returns with investors.
Wafi-Golpu Project
In December 2020, following a rigorous environmental impact assessment, the Environmental Permit for the Wafi-Golpu Project was approved by the Papua New Guinean Conservation and Environment Protection Authority and issued by the Director of Environment.
The Environmental Permit is required under the Papua New Guinean Environment Act and is a prerequisite for the grant of a Special Mining Lease under the Mining Act. Harmony, together with its Wafi-Golpu Joint Venture partner, Newcrest Mining Limited, look forward to re-engaging with the State of Papua New Guinea and progressing discussions on the Special Mining Lease.
Interim dividend
Harmony has reviewed its existing dividend policy and is pleased to confirm a more definitive policy aimed at paying a return of 20% of net free cash generated to shareholders. The new dividend policy is aimed at being more predictable, meaningful and sustainable. While the dividend policy is reviewed every two years, the payment of a dividend will be at the discretion of the board and will be decided on every six months.
When declaring a dividend, the board of directors will take the following into account: future major capital expenditure, net debt to EBITDA not being greater than 1.0x, solvency and liquidity requirements in line with the SA Companies Act and current banking covenants.
As a result of a significant reduction in net debt, it was deemed appropriate to return cash to shareholders. As such, we are pleased to announce that Harmony has declared an interim dividend of 110 SA cents (7.5 US cents) per share on the back of our strong free cash flow. This translates to a dividend yield of approximately 2% based on our recent share price. The decision to pay a dividend was made on the basis that it will be sustainable and will not inhibit future expansion opportunities. See page 7 for details.

UPDATED FY21 GROUP PRODUCTION AND COST GUIDANCE
Following the integration of the newly acquired Mponeng mine and related assets, and taking into account the amended plan at Target, production guidance for FY21 is expected to be between 1.56Moz and 1.6Moz at an all-in sustaining cost of between R700 000/kg and R720 000/kg (previously 1.26Moz to 1.3Moz at an all-in sustaining cost of between R690 000/kg to R710 000/kg). Underground recovered grade is expected to increase from between 5.47g/t and 5.64g/t (previously 5.47g/t to 5.5g/t).
IN CONCLUSION
Harmony remains committed to safely operating our mines and expanding our reserves and margins while delivering on our ESG objectives.
The optimisation of existing and new operations, combined with a deployable war chest and a robust balance sheet ensures we remain well-positioned to take advantage of a higher gold price while delivering positive shareholder returns throughout the cycle.
As we move into the next phase of our growth plans, we will continue to service our communities, stakeholders and employees by doing what we know best – mining gold.

Peter Steenkamp
Chief executive officer

NOTICE OF INTERIM GROSS CASH DIVIDEND
Our dividend declaration for the six months ended 31 December 2020 is as follows:
Declaration of interim gross cash ordinary dividend no. 89
The Board has approved, and notice is hereby given, that an interim gross cash dividend of 110 SA cents (7.5 US cents*) per ordinary share in respect of the six months ended 31 December 2020, has been declared payable to the registered shareholders of Harmony on Monday, 19 April 2021.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20% (twenty percent);
•The gross local dividend amount is 110 SA cents (7.5 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 88 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 616 052 197 ordinary shares in issue (which includes 6 154 630 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 89 of 110 SA cents (7.5 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2020, has been declared payable on Monday 19 April 2021 to those shareholders recorded in the books of the company at the close of business on Friday, 16 April 2021. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 9 April 2021.
In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings
Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 13 April 2021
Ordinary shares trade ex-dividend	Wednesday, 14 April 2021
Record date	Friday, 16 April 2021
Payment date	Monday, 19 April 2021
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 14 April 2021 and Friday, 16 April 2021, both dates inclusive, nor may any transfers between registers take place during this period.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R14.64/US$1* the dividend payable on an ADR is equivalent to US7.5 cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
*Based on an exchange rate of R14.64/US$1 at 19 February 2021. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

		Six months ended	SOUTH AFRICA																		Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION													SURFACE PRODUCTION				TOTAL SOUTH AFRICA
			Moab Khotsong	Tshepong Operations	Mponeng	Kusasalethu	Doornkop	Bambanani	Masimong	Target 1	Joel	Unisel³	TOTAL UNDER- GROUND	Mine waste solution	Dumps	Phoenix	Central plant reclamation	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Dec-20	440	733	228	375	445	117	258	280	169	57	3 102	5 904	4 249	3 091	1 970	758	15 972	19 074	1 789	20 863
		Dec-19	456	889	—	349	381	123	311	305	233	136	3 183	—	1 831	3 208	2 010	813	7 862	11 045	2 039	13 084
Yield	- g/tonne	Dec-20	8.47	4.71	8.22	6.15	4.36	8.97	3.85	3.65	4.05	4.33	5.58	0.138	0.392	0.132	0.144	0.75	0.23	1.10	1.20	1.11
		Dec-19	8.74	5.04	—	4.72	4.28	10.54	3.88	3.72	3.67	4.31	5.29	—	0.348	0.132	0.158	0.78	0.26	1.71	1.26	1.64
Gold produced	- kg	Dec-20	3 725	3 453	1 874	2 305	1 940	1 050	994	1 021	685	247	17 294	812	1 665	408	284	572	3 741	21 035	2 148	23 183
		Dec-19	3 987	4 479	—	1 648	1 632	1 297	1 208	1 136	855	586	16 828	—	637	424	318	630	2 009	18 837	2 574	21 411
Gold sold	- kg	Dec-20	3 781	3 461	1 844	2 358	1 952	1 050	997	1 040	686	242	17 411	783	1 634	413	286	575	3 691	21 102	2 207	23 309
		Dec-19	4 135	4 577	—	1 738	1 693	1 325	1 235	1 135	874	598	17 310	—	655	420	321	619	2 015	19 325	2 644	21 969
Gold price received	- R/kg	Dec-20	900 063	895 441	946 900	892 801	899 556	901 210	840 110	908 572	899 453	925 979	900 545	778 243	911 155	827 370	899 189	909 548	872 407	895 623	905 797	896 587
		Dec-19	690 255	686 268	—	684 306	688 947	686 535	662 309	653 573	685 330	664 405	682 650	—	685 690	662 221	682 255	689 197	681 329	682 512	687 879	683 158
Gold revenue¹	(R'000)	Dec-20	3 403 140	3 099 123	1 746 084	2 105 225	1 755 933	946 270	837 590	944 915	617 025	224 087	15 679 392	728 168	1 488 827	341 704	257 168	522 990	3 338 857	19 018 249	1 999 093	21 017 342
		Dec-19	2 854 206	3 141 050	—	1 189 323	1 166 388	909 659	817 951	741 805	598 978	397 314	11 816 674	—	449 127	278 133	219 004	426 613	1 372 877	13 189 551	1 818 752	15 008 303
Cash operating cost (net of by-product credits)	(R'000)	Dec-20	1 966 107	2 494 857	981 069	1 553 978	1 093 137	593 921	717 265	840 041	572 059	178 154	10 990 588	379 369	894 883	198 590	140 120	394 666	2 007 628	12 998 216	819 943	13 818 159
		Dec-19	1 740 731	2 260 572	—	1 352 242	881 277	549 204	667 373	762 800	534 254	313 661	9 062 114	—	337 437	185 567	115 329	363 288	1 001 621	10 063 735	623 324	10 687 059
Inventory movement	(R'000)	Dec-20	62 139	535	111 367	47 160	5 208	(197)	(2 091)	10 087	(178)	3 679	237 709	95 812	33 269	1 855	(62)	899	131 773	369 482	50 232	419 714
		Dec-19	54 377	49 859	—	40 645	41 924	15 434	16 607	(2 292)	11 404	6 837	234 795	—	5 097	(1 397)	968	(7 529)	(2 861)	231 934	(21 131)	210 803
Operating costs	(R'000)	Dec-20	2 028 246	2 495 392	1 092 436	1 601 138	1 098 345	593 724	715 174	850 128	571 881	181 833	11 228 297	475 181	928 152	200 445	140 058	395 565	2 139 401	13 367 698	870 175	14 237 873
		Dec-19	1 795 108	2 310 431	—	1 392 887	923 201	564 638	683 980	760 508	545 658	320 498	9 296 909	—	342 534	184 170	116 297	355 759	998 760	10 295 669	602 193	10 897 862
Production profit	(R'000)	Dec-20	1 374 894	603 731	653 648	504 087	657 588	352 546	122 416	94 787	45 144	42 254	4 451 095	252 987	560 675	141 259	117 110	127 425	1 199 456	5 650 551	1 128 918	6 779 469
		Dec-19	1 059 098	830 619	—	(203 564)	243 187	345 021	133 971	(18 703)	53 320	76 816	2 519 765	—	106 593	93 963	102 707	70 854	374 117	2 893 882	1 216 559	4 110 441
Capital expenditure	(R'000)	Dec-20	294 292	463 848	218 016	90 723	225 131	33 187	11 182	182 818	87 538	—	1 606 735	33 791	24 205	1 163	6 380	83 976	149 515	1 756 250	584 751	2 341 001
		Dec-19	297 502	571 512	—	118 423	167 432	31 004	16 863	191 557	91 449	4 714	1 490 456	—	—	2 951	4 099	27 229	34 279	1 524 735	705 513	2 230 248
Cash operating costs	- R/kg	Dec-20	527 814	722 519	523 516	674 177	563 473	565 639	721 595	822 763	835 123	721 271	635 515	467 203	537 467	486 740	493 380	689 976	536 655	617 933	381 724	596 047
		Dec-19	436 602	504 705	—	820 535	539 998	423 442	552 461	671 479	624 858	535 258	538 514	—	529 728	437 658	362 670	576 648	498 567	534 254	242 162	499 139
Cash operating costs	- R/tonne	Dec-20	4 468	3 404	4 303	4 144	2 456	5 076	2 780	3 000	3 385	3 126	3 543	64	211	64	71	521	126	681	458	662
		Dec-19	3 817	2 543	—	3 875	2 313	4 465	2 146	2 501	2 293	2 306	2 847	—	184	58	57	447	127	911	306	817
Cash operating cost and Capital	- R/kg	Dec-20	606 819	856 851	639 853	713 536	679 520	597 246	732 844	1 001 821	962 915	721 271	728 422	508 818	552 005	489 591	515 845	836 787	576 622	701 425	653 954	697 026
		Dec-19	511 220	632 303	—	892 394	642 591	447 346	566 421	840 103	731 816	543 302	627 084	—	529 728	444 618	375 560	619 868	515 630	615 197	516 254	603 302
All-in sustaining cost	- R/kg	Dec-20	607 898	856 918	724 776	730 735	635 501	611 982	753 167	971 069	974 546	782 126	736 634	659 840	582 838	489 149	512 021	849 856	624 799	716 892	705 748	715 837
		Dec-19	506 622	634 687	—	893 959	637 401	466 079	586 439	818 370	725 952	561 704	628 175	—	522 953	445 526	369 935	638 831	518 035	616 635	527 531	605 911
Operating free cash flow margin²	%	Dec-20	34%	5%	31%	22%	25%	34%	13%	(8)%	(7)%	20%	20%	32%	38%	42%	43%	7%	33%	22%	28%	22%
		Dec-19	29%	10%	—%	(24)%	10%	36%	16%	(29)%	(4)%	20%	11%	—%	25%	32%	45%	8%	24%	12%	17%	13%

¹Includes a non-cash consideration related to the streaming arrangement (refer to note 12) (Dec-20:R118.804m) under Mine Waste Solutions, excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Dec-20:-R5.862m, Dec-19:-R3.499m) and Hidden Valley (Dec-20:-R31.984m, Dec-19:-R182.313m).
³The Unisel operation closed in October 2020.

8	9

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	SOUTH AFRICA																		Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION													SURFACE PRODUCTION				TOTAL SOUTH AFRICA
			Moab Khotsong	Tshepong Operations	Mponeng	Kusasalethu	Doornkop	Bambanani	Masimong	Target 1	Joel	Unisel³	TOTAL UNDER- GROUND	Mine waste solutions	Dumps	Phoenix	Central plant reclamation	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Dec-20	485	808	251	413	491	129	285	308	187	63	3 420	6 510	4 686	3 409	2 173	836	17 614	21 034	1 973	23 007
		Dec-19	503	980	—	385	420	136	343	336	257	150	3 510	—	2 019	3 537	2 217	897	8 670	12 180	2 248	14 428
Yield	- oz/ton	Dec-20	0.247	0.137	0.240	0.179	0.127	0.262	0.112	0.107	0.118	0.126	0.163	0.004	0.011	0.004	0.004	0.022	0.007	0.032	0.035	0.032
		Dec-19	0.255	0.147	—	0.138	0.125	0.307	0.113	0.109	0.107	0.126	0.154	—	0.010	0.004	0.005	0.023	0.007	0.050	0.037	0.048
Gold produced	- oz	Dec-20	119 761	111 016	60 250	74 107	62 372	33 758	31 958	32 825	22 023	7 941	556 011	26 106	53 531	13 118	9 131	18 390	120 276	676 287	69 060	745 347
		Dec-19	128 185	144 003	—	52 984	52 470	41 699	38 838	36 523	27 489	18 841	541 032	—	20 480	13 632	10 224	20 255	64 591	605 623	82 756	688 379
Gold sold	- oz	Dec-20	121 562	111 274	59 286	75 811	62 758	33 758	32 054	33 437	22 055	7 780	559 775	25 174	52 534	13 279	9 195	18 487	118 669	678 444	70 956	749 400
		Dec-19	132 943	147 153	—	55 878	54 431	42 600	39 706	36 491	28 100	19 226	556 528	—	21 059	13 503	10 320	19 902	64 784	621 312	85 006	706 318
Gold price received	- $/oz	Dec-20	1 723	1 714	1 813	1 709	1 722	1 725	1 608	1 739	1 722	1 773	1 724	1 490	1 744	1 584	1 721	1 741	1 670	1 715	1 734	1 716
		Dec-19	1 462	1 453	—	1 449	1 459	1 454	1 403	1 384	1 451	1 407	1 446	—	1 452	1 402	1 445	1 459	1 443	1 445	1 457	1 447
Gold revenue¹	($'000)	Dec-20	209 464	190 752	107 472	129 577	108 078	58 243	51 554	58 160	37 978	13 793	965 071	44 818	91 638	21 032	15 829	32 190	205 507	1 170 578	123 045	1 293 623
		Dec-19	194 330	213 860	—	80 976	79 414	61 935	55 691	50 506	40 782	27 051	804 545	—	30 579	18 937	14 911	29 046	93 473	898 018	123 831	1 021 849
Cash operating cost (net of by-product credits)	($'000)	Dec-20	121 014	153 559	60 385	95 648	67 283	36 556	44 148	51 705	35 210	10 965	676 473	23 350	55 080	12 223	8 624	24 291	123 568	800 041	50 467	850 508
		Dec-19	118 518	153 912	—	92 068	60 002	37 393	45 438	51 935	36 375	21 355	616 996	—	22 975	12 634	7 852	24 735	68 196	685 192	42 439	727 631
Inventory movement	($'000)	Dec-20	3 825	33	6 855	2 903	321	(12)	(129)	621	(11)	226	14 632	5 897	2 048	114	(4)	55	8 110	22 742	3 092	25 834
		Dec-19	3 702	3 395	—	2 767	2 854	1 051	1 131	(156)	776	466	15 986	—	347	(95)	66	(513)	(195)	15 791	(1 439)	14 352
Operating costs	($'000)	Dec-20	124 839	153 592	67 240	98 551	67 604	36 544	44 019	52 326	35 199	11 191	691 105	29 247	57 128	12 337	8 620	24 346	131 678	822 783	53 559	876 342
		Dec-19	122 220	157 307	—	94 835	62 856	38 444	46 569	51 779	37 151	21 821	632 982	—	23 322	12 539	7 918	24 222	68 001	700 983	41 000	741 983
Production profit	($'000)	Dec-20	84 625	37 160	40 232	31 026	40 474	21 699	7 535	5 834	2 779	2 602	273 966	15 571	34 510	8 695	7 209	7 844	73 829	347 795	69 486	417 281
		Dec-19	72 110	56 553	—	(13 859)	16 558	23 491	9 122	(1 273)	3 631	5 230	171 563	—	7 257	6 398	6 993	4 824	25 472	197 035	82 831	279 866
Capital expenditure	($'000)	Dec-20	18 114	28 551	13 418	5 584	13 856	2 043	688	11 252	5 388	—	98 894	2 080	1 490	72	393	5 169	9 204	108 098	35 991	144 089
		Dec-19	20 255	38 911	—	8 062	11 399	2 110	1 148	13 042	6 226	321	101 474	—	—	201	279	1 853	2 333	103 807	48 035	151 842
Cash operating cost	- $/oz	Dec-20	1 010	1 383	1 002	1 291	1 079	1 083	1 381	1 575	1 599	1 381	1 217	894	1 029	932	944	1 321	1 027	1 183	731	1 141
		Dec-19	925	1 069	—	1 738	1 144	897	1 170	1 422	1 323	1 133	1 140	—	1 122	927	768	1 221	1 056	1 131	513	1 057
Cash operating costs	- $/t	Dec-20	250	190	241	232	137	283	155	168	188	174	198	4	12	4	4	29	7	38	26	37
		Dec-19	236	157	—	239	143	275	132	155	142	142	176	—	11	4	4	28	8	56	19	50
Cash operating cost and Capital	- $/oz	Dec-20	1 162	1 640	1 225	1 366	1 301	1 143	1 403	1 918	1 843	1 381	1 395	974	1 057	937	988	1 602	1 104	1 343	1 252	1 334
		Dec-19	1 083	1 339	—	1 890	1 361	947	1 199	1 779	1 550	1 150	1 328	—	1 122	942	795	1 313	1 092	1 303	1 093	1 278
All-in sustaining cost	- $/oz	Dec-20	1 164	1 641	1 388	1 399	1 217	1 172	1 442	1 859	1 866	1 497	1 410	1 263	1 116	936	980	1 627	1 196	1 372	1 361	1 370
		Dec-19	1 073	1 344	—	1 893	1 350	987	1 242	1 733	1 537	1 190	1 330	—	1 107	943	783	1 353	1 097	1 306	1 113	1 283
Operating free cash flow margin²	%	Dec-20	34%	5%	31%	22%	25%	34%	13%	(8)%	(7)%	20%	20%	32%	38%	42%	43%	7%	33%	22%	28%	22%
		Dec-19	29%	10%	—%	(24)%	10%	36%	16%	(29)%	(4)%	20%	11%	—%	25%	32%	45%	8%	24%	12%	17%	13%

¹Includes a non-cash consideration related to the streaming arrangement (refer to note 12) (Dec-20:US$7.312m) under Mine Waste Solutions, excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Dec-20:-US$0.361m, Dec-19:-US$0.238m) and Hidden Valley (Dec-20:-US$1.969m, Dec-19:-US$12.413m).
³The Unisel operation closed in October 2020.

10	11

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Harmony Gold Mining Company Limited

We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, set out on pages 13 to 35 in the accompanying interim report, which comprise the condensed consolidated income statements, condensed consolidated balance sheets as at 31 December 2020 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Harmony Gold Mining Company Limited for the six months ended 31 December 2020 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Director: Luyanda Mngadi
Registered Auditor
Johannesburg
23 February 2021

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Revenue	4	21 588	15 477	29 245
Cost of sales	5	(16 922)	(13 498)	(25 908)
Production costs		(14 808)	(11 366)	(22 048)
Amortisation and depreciation		(1 816)	(1 926)	(3 508)
Other items		(298)	(206)	(352)

Gross profit		4 666	1 979	3 337
Corporate, administration and other expenditure	6	(535)	(339)	(611)
Exploration expenditure		(76)	(127)	(205)
Gains/(losses) on derivatives	10	902	157	(1 678)
Foreign exchange translation gain/(loss)	1,11	652	36	(892)
Other operating expenses	1	(45)	(72)	(309)
Operating profit/(loss)		5 564	1 634	(358)
Gain on bargain purchase	13	1 153	—	—
Acquisition costs	13	(111)	—	(45)
Share of profits from associates		65	51	94
Investment income		240	144	375
Finance costs		(327)	(340)	(661)
Profit/(loss) before taxation		6 584	1 489	(595)
Taxation	7	(772)	(157)	(255)
Current taxation		(325)	(60)	(58)
Deferred taxation		(447)	(97)	(197)

Net profit/(loss) for the period		5 812	1 332	(850)
Attributable to:
Non-controlling interest		27	—	28
Owners of the parent		5 785	1 332	(878)
Earnings/(loss) per ordinary share (cents)	8
Basic earnings/(loss)		966	249	(164)
Diluted earnings/(loss)		943	240	(166)
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2020 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 23 February 2021. These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2020 (Reviewed)	31 December 2019 (Reviewed) Restated*	30 June 2020 (Audited)
Net profit/(loss) for the period		5 812	1 332	(850)
Other comprehensive income for the period, net of income tax		1 740	(244)	(1 958)
Items that may be reclassified subsequently to profit or loss:		1 729	(263)	(1 998)
Foreign exchange translation gain/(loss)		(1 123)	(85)	1 199
Remeasurement of gold hedging contracts	10	2 852	(178)	(3 197)

Items that will not be reclassified to profit or loss:		11	19	40
Gain on assets measured at fair value through other comprehensive income		11	19	25
Remeasurement of retirement benefit obligation
Actuarial gain/(loss) recognised during the period		—	—	17
Deferred taxation thereon		—	—	(2)

Total comprehensive income for the period		7 552	1 088	(2 808)
Attributable to:
Non-controlling interest		42	—	12
Owners of the parent		7 510	1 088	(2 820)
The accompanying notes are an integral part of these condensed consolidated financial statements.
*Refer to note 2 for detail. The restated amounts are unaudited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2020	32 937	(12 583)	3 017	4	23 375
Share issue costs	(2)	—	—	—	(2)
Share-based payments	—	—	90	—	90
Partial purchase of non-controlling interest	—	—	(4)	(1)	(5)
Net profit for the period	—	5 785	—	27	5 812
Other comprehensive income for the period	—	—	1 725	15	1 740
Dividends paid	—	—	—	(1)	(1)
Balance – 31 December 2020	32 935	(6 798)	4 828	44	31 009
Balance – 1 July 2019	29 551	(11 710)	4 773	—	22 614
Share-based payments	—	—	90	—	90
Recognition of non-controlling interest	—	5	—	(5)	—
Net profit for the period	—	1 332	—	—	1 332
Other comprehensive income for the period	—	—	(244)	—	(244)
Balance – 31 December 2019	29 551	(10 373)	4 619	(5)	23 792
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At	At	At
Figures in million	Notes	31 December 2020 (Reviewed)	30 June 2020 (Audited)	31 December 2019 (Reviewed)
ASSETS
Non-current assets
Property, plant and equipment	9	35 180	29 186	28 209
Intangible assets	9	542	536	534
Restricted cash		137	107	100
Restricted investments	13	4 933	3 535	3 386
Investments in associates		149	146	102
Inventories		47	47	43
Deferred tax assets	7	312	531	—
Other non-current assets		382	388	372
Derivative financial assets	10	613	50	203
Total non-current assets		42 295	34 526	32 949
Current assets
Inventories		2 199	2 421	1 953
Restricted cash		72	62	55
Trade and other receivables		1 485	1 308	1 311
Derivative financial assets	10	718	18	536
Cash and cash equivalents		4 217	6 357	1 250
Total current assets		8 691	10 166	5 105
Total assets		50 986	44 692	38 054
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company		30 965	23 371	23 797
Share capital		32 935	32 937	29 551
Other reserves		4 828	3 017	4 619
Accumulated loss		(6 798)	(12 583)	(10 373)
Non-controlling interest		44	4	(5)
Total equity		31 009	23 375	23 792
Non-current liabilities
Deferred tax liabilities	7	1 810	996	750
Provision for environmental rehabilitation	13	4 752	3 408	3 151
Provision for silicosis settlement		663	717	737
Retirement benefit obligation		226	193	205
Borrowings	11	4 407	7 463	5 454
Contingent consideration liability	13	237	—	—
Other non-current liabilities		127	101	86
Derivative financial liabilities	10	115	879	162
Streaming contract liability	12	933	—	—
Total non-current liabilities		13 270	13 757	10 545
Current liabilities
Provision for silicosis settlement		175	175	175
Borrowings	11	390	255	86
Trade and other payables	13	4 125	3 006	2 925
Derivative financial liabilities	10	1 627	4 124	531
Streaming contract liability	12	390	—	—
Total current liabilities		6 707	7 560	3 717
Total equity and liabilities		50 986	44 692	38 054
The accompanying notes are an integral part of these condensed financial statements

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations		6 070	2 928	5 031
Dividends received		45	—	—
Interest received		33	37	86
Interest paid		(171)	(164)	(370)
Income and mining taxes paid	7	(198)	(68)	(24)
Cash generated from operating activities		5 779	2 733	4 723
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash		(23)	(15)	(21)
Amounts refunded from restricted investments		34	2	5
Redemption of preference shares from associates		36	59	59
Acquisition of the Mponeng operations and related assets	13	(3 363)	—	—
Capital distributions from investments		8	—	7
Proceeds from disposal of property, plant and equipment		4	1	2
Additions to property, plant and equipment	15	(2 366)	(2 270)	(3 610)
Cash utilised by investing activities		(5 670)	(2 223)	(3 558)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	11	—	4 741	6 541
Borrowings repaid	11	(2 126)	(5 009)	(5 661)
Proceeds from the issue of shares		—	—	3 466
Share issue costs		(2)	—	—
Lease payments		(30)	(17)	(38)
Partial repurchase of non-controlling interest		(5)	—	—
Dividends paid to non-controlling interests		(1)	—	(3)
Cash generated from/(utilised by) financing activities		(2 164)	(285)	4 305
Foreign currency translation adjustments		(85)	32	(106)
Net increase/(decrease) in cash and cash equivalents		(2 140)	257	5 364
Cash and cash equivalents – beginning of period		6 357	993	993
Cash and cash equivalents – end of period		4 217	1 250	6 357
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
1.    ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the interim reporting period ended 31 December 2020 has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting, the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the Companies Act no. 71 of 2008 of South Africa. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Harmony during the interim reporting period. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.
Foreign exchange translation gain/(loss) has been presented separately in the income statement. The amounts were previously included as part of other operating income/(expenses). Other operating income/(expenses) has been represented in all periods presented.
The condensed consolidated financial statements have been prepared on a going concern basis.
2.    RESTATEMENT OF DECEMBER 2019 FINANCIAL RESULTS
Subsequent to the release of the financial results for the six months ended 31 December 2019 management identified a classification error on the 'Foreign exchange translation gain/(loss)', the 'Unrealised gain/(loss) on gold contracts' and the 'Gain on asset measured at fair value through other comprehensive income' line items in the statement of other comprehensive income. The impact of the correction of the error on the December 2019 statement of comprehensive income is disclosed below:
Statement of comprehensive income

	For the six months ended 31 December 2019
Figures in million	Previously reported	Correction	Restated
Other comprehensive income for the period, net of income tax	(244)	—	(244)
Items that may be reclassified subsequently to profit or loss:	(244)	(19)	(263)
Foreign exchange translation gain/(loss)	(402)	317	(85)
Gain on assets measured at fair value through other comprehensive income	19	(19)	—
Remeasurement of gold hedging contracts
Unrealised gain/(loss) on gold contracts	(227)	(317)	(544)
Released to revenue	317	—	317
Deferred taxation thereon	49	—	49

Items that will not be reclassified to profit or loss:	—	19	19
Gain on assets measured at fair value through other comprehensive income	—	19	19

The error, and subsequent correction, net each other off within other comprehensive income and are limited to the line items mentioned. The net profit, other comprehensive income and total comprehensive income line items for the period were not impacted, nor were any earnings amounts, the cash flow statement or any other statement or other disclosure within the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
3.    COVID-19 IMPACT
South Africa
The national lockdown that began on 27 March 2020 to curb the spread of the Coronavirus (COVID-19) and allow the country time in which to prepare for the demands the pandemic would have on its health care system is still in place. Harmony continues with the risk assessment-based COVID-19 prevention strategy which was rolled out across all of its operations before the lockdown was announced. This approach has allowed management to identify, evaluate and rank the hazards associated with any exposures to COVID-19 and potential infections. It has allowed the company to reduce or eliminate the probability of an employee contracting COVID-19 and to limit the severity should an employee be infected.
Harmony’s COVID-19 Standard Operating Procedure (SOP) has been adopted and rolled out, ensuring a safe return to work and work environment for each of its employees. The SOP was informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases and the World Health Organisation.
All requisite staffing, facilities and equipment are in place to ensure continuous rigorous screening of employees at work, as well as isolate or quarantine employees infected by or exposed to COVID-19, with subsequent testing and treatment. Management adapt the approach continuously as more information becomes available and new best practices evolve.
Papua New Guinea
Harmony’s Hidden Valley mine in Papua New Guinea has continued to operate during the COVID-19 State of Emergency declared in that country, however restrictions on international travel and the implementation of strict COVID-19 control protocols, required longer employee rosters, which includes rostered days off on site to manage fatigue, which has negatively impacted productivity. Work is being done to mitigate this impact. The delivery of essential supplies to the mine has continued, with strict isolation control measures in place. All non-essential staff have been removed from site and certain activities and expenditures have been curtailed to focus on safe, profitable operations during the pandemic. Protocols were adopted to allow the safe movement of personnel to and from site during this period.
Vaccines
During November and December 2020, several pharmaceutical companies announced the successful development of vaccines against the SARS-COV-2 virus. At the time, this was considered a crucial tipping point in protecting people and preventing infections in future. However, the subsequent discovery of several mutations, or variants, worldwide is very concerning, given how quickly these occurred and whether the vaccines would still be effective against these variants.
Governments around the world are rolling out vaccine programmes, including South Africa. The initial draft of the roll-out approach includes essential workers in the second tier. South African miners have been classified as essential workers and would therefore be eligible for vaccination, along with other people in this category, following the vaccination of healthcare workers. Harmony is working together with its peers in the mining industry to consider options for the roll-out and if there are opportunities to extend this to the communities that they operate in.
Due to the high level of uncertainty and lack of official information, management is unable to reliably estimate when the roll-out would occur. Possible estimations of timelines for a government-led roll-out would be for the second tier to be vaccinated by December 2021, at best, with a possible worst-case by June 2022. This is without considering any potential negation of the effectiveness by the current and future variants.
Financial risk management
The effects of COVID-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues monitoring the situation closely. Refer to note 14 for additional detail.
Market impact
Exchange rates
Due to the impact of the COVID-19 pandemic, the Rand has weakened significantly from the beginning of the 2020 calendar year. The Rand has since recovered from its weakest level at the beginning of April 2020 of R19.05/US$ to close at R14.69 on 31 December 2020. The Rand strengthened against the Australian dollar from R11.96/A$1 at 30 June 2020 to R11.31/A$1 at 31 December 2020. In addition, the Papua New Guinea Kina weakened against the Australian dollar from PGK2.38/A$1 at 30 June 2020 to PGK2.74/A$1 at 31 December 2020. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation loss of R1.1 billion in other comprehensive income. In addition, a net foreign exchange translation gain of R652 million was recognised in profit or loss for the six months ended 31 December 2020, primarily on the US$ borrowings. With the announcements made during November and December 2020 on the successful development of vaccines against the SARS-COV-2 virus, a marked strengthening of the Rand against the US$ has occurred. The R/US$ exchange rate at 30 June 2020 and 31 October 2020 was R17.32 and R16.24, respectively and subsequently the average R/US$ exchange rates for November and December 2020 were R15.51 and R14.85, respectively.
Commodity prices
Gold prices have rallied to an all-time high following the global economic fallout of COVID-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The US dollar gold price received increased by 19% from $1 447 per ounce in December 2019 to $1 716 per ounce for the December 2020 period. The Rand gold price received increased by 31% from R683 158 per kilogram in December 2019 to R896 587 per kilogram for the December 2020 period. Following the announcements on the successful development of vaccines against the SARS-COV-2 virus in November and December 2020, spot gold prices experienced a pull-back, falling at one stage to $1 777 per ounce towards the end of November 2020. This drop in spot gold prices was subsequently reversed during December 2020 with prices rising as high as $1 894 per ounce as a result of the second wave of COVID-19 infections being experienced across the world.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
3.    COVID-19 IMPACT continued
Market impact continued
Interest rates
The United States of America (US) as well as South African market interest rates remain stable at the recent low levels and are expected to remain low for some time to come, as economies all over the world are still impacted by the economic impact of the COVID-19 pandemic.
Since the US Federal Reserve dropped the Fed Funds rate to a maximum of 0.25% in March 2020, there have been no changes to the rate. Similarly in South Africa, the South African Reserve Bank (SARB) has kept the repo rate at a low of 3.50% since reducing it to that level on 23 July 2020. In the first half of 2020 the SARB lowered the repo rate by 2.75% from 6.50% to 3.75%. The expectation is for interest rates to remain low as inflation is well within the target band.
Impact on production
During the initial phase of the South African national lockdown, the underground operations were placed on care and maintenance and employees returned to their homes across the country and in other SADC countries. On 1 May 2020, the underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labour capacity. By 1 September 2020, Harmony had completed the recall of all operational employees.
Management continuously monitors the crew availability and adapts the production models accordingly. The December break was shortened to allow for a catch-up on development which had been delayed during Level 4 & 5 of the national lockdown. It also allowed for extra production days.
Due to the protocols put in place to deal with an employee who has potentially been exposed to the virus, the disruption to production has been minimal. The reduction of the quarantine time from 14 to 10 days has also seen a quicker return after a potential exposure. The use of the rapid antigen test during the January 2021 return-to-work process significantly improved the process as employees could be cleared for work within an hour of testing. Those with a positive test were immediately isolated for further case management.
Critical estimates and judgements
There have been no significant changes to the critical estimates and judgements for the impact of COVID-19 as at 30 June 2020. With the fair value exercise that is required for the acquisition of AngloGold Ashanti's remaining South African assets, management made certain assumptions and estimates required in the process as at 1 October 2020. These assumptions were affected by the market volatility at the time. Refer to note 13 for further detail.
4.    REVENUE

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Revenue from contracts with customers	23 240	15 794	30 642
Gold[1]	22 670	15 326	29 704
Silver[2]	510	409	839
Uranium[2]	60	59	99
Consideration from streaming contract[3]	119	—	—
Hedging loss[4]	(1 771)	(317)	(1 397)
Total revenue[5]	21 588	15 477	29 245
1    The increase is mainly due to the acquisition of the Mponeng operations and related assets and a higher gold price. The acquired operations contributed R2.8 billion in revenue during the period. In addition, the average gold price received increased by 31% to R896 587/kg from R683 158/kg in the December 2019 six months.
2    Silver is derived from the Hidden Valley mine in Papua New Guinea. Uranium is derived from the Moab Khotsong operation.
3    Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 12 for further information.
4    Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 10 for further information.
5    A geographical analysis of revenue is provided in the segment report.

The points of transfer of control are as follows:

•Gold: South Africa (excluding streaming contract)	Gold is delivered and certificate of sale is issued.
•Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
•Uranium	Confirmation of transfer is issued.
•Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
5.    COST OF SALES

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Production costs – excluding royalty[1]	14 399	11 233	21 721
Royalty expense[2]	409	133	327
Amortisation and depreciation[3]	1 816	1 926	3 508
Rehabilitation expenditure	3	47	47
Care and maintenance cost of restructured shafts	72	73	146
Employment termination and restructuring costs[4]	151	26	40
Share-based payments	64	64	130
Other	8	(4)	(11)
Total cost of sales	16 922	13 498	25 908
1    Production costs increased during the December 2020 period mainly due to the Mponeng operations and related assets acquisition which amounted to R2.0 billion. The remaining increase is mainly attributable to annual and inflationary increases related to labour costs, consumables and services.
2    The royalty expense increased during the December 2020 period due to increased profitability as a result of the higher gold price.
3    The completion of Stage 5 at Hidden Valley during the December 2019 quarter is the primary contributor for the period on period decrease.
4     The increase is due to a new programme for voluntary and medical severance packages offered to employees.
6.    CORPORATE, ADMINISTRATION AND OTHER EXPENDITURE
The amount for the six months ended 31 December 2020 increased from 31 December 2019 mainly due to higher management incentive payments and R96 million for the integration cost related to the acquisition of the Mponeng operations and related assets.
7.    TAXATION
(a)    Current taxation
The increase in gains on foreign exchange derivative contracts and foreign exchange gains as well as the increase in revenue increased taxable profits and consequently the current tax expense during the December 2020 period.
(b)    Deferred taxation
Deferred tax expense
The R350 million increase in the deferred tax expense during the December 2020 period is attributable to increased net taxable temporary differences due primarily to the utilisation of the assessed losses and unredeemed capital expenditure in certain companies as a result of higher taxable profits.
Deferred tax balance
The increase in the deferred tax liability is due in part to the deferred tax balances for the Mponeng operations and related assets, with the exception of Chemwes (see below). This increase amounted to R251 million at acquisition date. The deferred tax rates for Golden Core Trade and Invest (Pty) Ltd (Mponeng) and Chemwes (Pty) Ltd (Chemwes) are 10.1% and 18.0% respectively. The inclusion of the Vaal River Closure business into Moab increased its rate from 17.3% to 20.8% which also contributed to the increase in the liability balance. The increase in taxable temporary differences, as discussed above in the deferred tax expense, and changes in the net derivative asset/(liability) position from 30 June 2020 had an impact on the majority of the companies within the group.
As at 30 June 2020 a deferred tax asset was recognised in Harmony Company and Randfontein Estates. Subsequently, the net deferred tax asset balance has decreased due to the utilisation of assessed losses, unredeemed capital expenditures and a decrease in the net derivative liability. Harmony Company's deferred tax asset balance reduced to R223 million and Randfontein Estates' asset became a deferred tax liability.
The net deferred tax asset position of Harmony Company is as follows:

Figures in million	31 December 2020 (Reviewed)	30 June 2020 (Audited)
Deductible temporary differences	750	1 079
Assessed losses	—	574
Total	750	1 653
Deferred tax rate	29.8%	29.8%
Deferred tax asset	223	492

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
7.    TAXATION continued
Furthermore, the newly acquired Chemwes company is in a net deferred tax asset position as disclosed below:

Figures in million	31 December 2020 (Reviewed)
Deductible temporary differences	491
Total	491
Deferred tax rate	18.0%
Deferred tax asset	88
Due to the higher short-term Rand gold price it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised. Consequently, a deferred tax asset continues to be recognised for Harmony Company and the Chemwes Company.
8.    EARNINGS/(LOSS) PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Weighted average number of shares (million)	599	535	535
Weighted average number of diluted shares (million)	613	549	547
Total earnings/(loss) per share (cents):
Basic earnings/(loss)	966	249	(164)
Diluted earnings/(loss)	943	240	(166)
Headline earnings/(loss)	775	249	(154)
Diluted headline earnings/(loss)	758	240	(157)
Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Net profit/(loss) for the period attributable to owners of the parent	5 785	1 332	(878)
Adjusted for:
Gain on bargain purchase[1]	(1 153)	—	—
Profit on sale of property, plant and equipment	(4)	(1)	(2)
Taxation effect on profit on sale of property, plant and equipment	1	—	—
Loss on scrapping of property, plant and equipment	19	—	62
Taxation effect on loss on scrapping of property, plant and equipment	(4)	—	(10)
Headline earnings/(loss)	4 644	1 331	(828)
1 There is no tax effect on this item.
9.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
The major movements in property, plant and equipment are related to the acquisition of AngloGold Ashanti Limited's remaining South African producing assets and related liabilities Refer to note 13 for further information on the acquisition.
At 31 December 2020, management performed an assessment for potential indicators of impairment of assets in terms of IAS 36, Impairment of Assets. The following operations were considered to have such indicators due to the specific circumstances experienced during the six months since the last impairment assessment:
•Target 1 – Production was severely hampered by a collapse of infrastructure and spillover issues resulting from the collapse. A revised life-of-mine plan for the remaining portion of FY21 has been approved by the board of directors.
•Bambanani – Grade was lower than planned due to the interception of a lower grade block sooner than expected. Seismicity is a risk due to the nature of the mining.
•Joel – Grade and kilograms produced is the main reason for the loss for the six months, due to mining discipline.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
9.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
These circumstances were considered to be impairment triggers and an impairment test was performed. All key assumptions disclosed remained the same as at 30 June 2020, with the exception of the discount rates for Bambanani and Target 1, which were adjusted for additional risk factors that are not included in the cash flows. The gold price was also increased to the following prices:

	Short term Year 1	Medium term Year 2	Medium term Year 3	Long term Year 4
Gold price (R/kg)	938 000	895 000	805 000	700 000
The recoverable amounts of these assets have been determined on a fair value less costs to sell basis. These are fair value measurements classified as level 3.
Based on the impairment tests performed, no impairments were recorded for the period under review. On assessing for a potential reversal of previously recognised impairment losses, management concluded, similarly to the position at 30 June 2020, that although on an overall basis the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Management also considered the level of uncertainty of the impact of COVID-19 on production and therefore on the cash flows. Due to the volatility embedded in the potential upside driven by the higher gold prices in the short to medium term, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the period under review.
One of the most significant assumptions that influences the life-of-mine plans and therefore the impairment assessment is the expected commodity prices. The sensitivity scenario of a 10% decrease in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 31 December 2020:
•Joel – a 10% decrease in the gold price would have resulted in a R77 million impairment charge being recorded.
10.    DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 31 December 2020 (Reviewed)
Derivative financial assets	811	10	—	510	—	1 331
Non-current	508	8	—	97	—	613
Current	303	2	—	413	—	718
Derivative financial liabilities	(1 203)	(290)	(180)	(8)	(61)	(1 742)
Non-current	(22)	(45)	(48)	—	—	(115)
Current	(1 181)	(245)	(132)	(8)	(61)	(1 627)

Net derivative financial instruments	(392)	(280)	(180)	502	(61)	(411)
Unamortised day one net loss included above	30	10	—	—	—	40
Unrealised losses included in other reserves, net of tax	287	271	—	—	—	558
Realised losses included in revenue	(1 595)	(176)	—	—	—	(1 771)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	1 670	(164)	—	—	—	1 506

Gains/(losses) on derivatives	—	—	(274)	1 105	101	932
Day one loss amortisation	(26)	(4)	—	—	—	(30)

Total gains/(losses) on derivatives	(26)	(4)	(274)	1 105	101	902

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	1 670	(164)	—	—	—	1 506
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(1 670)	164	—	—	—	(1 506)
(a)     Rand gold hedging contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the Mponeng operation and will share in the gains and losses on those apportioned contracts.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 31 December 2019 (Reviewed)
Derivative financial assets	104	13	—	622	—	739
Non-current	86	8	—	109	—	203
Current	18	5	—	513	—	536
Derivative financial liabilities	(564)	(109)	(6)	—	(14)	(693)
Non-current	(142)	(19)	(1)	—	—	(162)
Current	(422)	(90)	(5)	—	(14)	(531)

Net derivative financial instruments	(460)	(96)	(6)	622	(14)	46
Unamortised day one net loss included above	24	13	—	—	—	37
Realised gains/(losses) included in other reserves	(289)	(28)	—	—	—	(317)
Unrealised losses included in other comprehensive income[1]	464	80	—	—	—	544

Gains included in gains on derivatives	—		(8)	243	(56)	179
Day one loss amortisation	(20)	(2)	—	—	—	(22)

Total gains/(losses) on derivatives	(20)	(2)	(8)	243	(56)	157

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(464)	(80)	—	—	—	(544)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	464	80	—	—	—	544
1This line item has been restated (refer to note 2). No other line items have been restated.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
As at 30 June 2020 (Audited)
Derivative financial assets	19	8	11	30	—	68
Non-current	10	5	5	30	—	50
Current	9	3	6	—	—	18
Derivative financial liabilities	(3 626)	(356)	(4)	(760)	(257)	(5 003)
Non-current	(717)	(96)	(1)	(65)	—	(879)
Current	(2 909)	(260)	(3)	(695)	(257)	(4 124)

Net derivative financial instruments	(3 607)	(348)	7	(730)	(257)	(4 935)
Unamortised day one net loss included above	18	8	—	—	—	26
Unrealised losses included in other reserves, net of tax	3 053	342	—	—	—	3 395
Realised losses included in revenue	(1 263)	(134)	—	—	—	(1 397)
Unrealised losses on gold contracts recognised in other comprehensive income	(4 820)	(391)	—	—	—	(5 211)

Gains/(losses) on derivatives	—	—	6	(1 235)	(174)	(1 403)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	(235)	—	—	—	—	(235)
Day one loss amortisation	(34)	(6)	—	—	—	(40)

Total gains/(losses) on derivatives	(269)	(6)	6	(1 235)	(174)	(1 678)

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(4 820)	(391)	—	—	—	(5 211)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	4 820	391	—	—	—	5 211
Reconciliation of the hedge reserve:

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Restated)[1]	30 June 2020 (Audited)
Opening balance	(3 395)	(214)	(214)
Remeasurement of gold hedging contracts	2 852	(178)	(3 197)
Unrealised gain/(loss) on gold contracts	1 506	(544)	(5 211)
Unrealised losses reclassified to profit or loss as a result of discontinuance of hedge accounting	—	—	235
Released to revenue	1 771	317	1 397
Foreign exchange translation	53	—	(37)
Deferred taxation thereon	(478)	49	419
Attributable to non-controlling interest	(15)	—	16
Closing balance	(558)	(392)	(3 395)
1Refer to note 2.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
10.    DERIVATIVE FINANCIAL INSTRUMENTS continued
The following table shows the open position at the reporting date:

	FY 2021		FY2022				FY2023		TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Foreign exchange contracts
Zero cost collars
US$m	84	61	47	42	27	—	—	—	261
Average Floor - R/US$	15.44	15.91	16.32	16.93	17.99	—	—	—	16.17
Average Cap - R/US$	16.62	17.28	17.9	18.54	19.65	—	—	—	17.57
Forward contracts
US$m	18	12	9	9	8	—	—	—	56
Average Forward rate - R/US$	16.90	16.93	18.18	18.41	18.71	—	—	—	17.76
R/gold
000 oz – restructured	8	—	—	—	—	—	—	—	8
'000 oz – cash flow hedge	92	86	79	70	58	48	29	1	463
Average R'000/kg	742	790	863	932	1025	1076	1109	1081	892
US$/gold
'000 oz – cash flow hedge	12	12	12	12	11	10	9	3	81
Average US$/oz	1 489	1 521	1 561	1 606	1 723	1 802	1 911	1 883	1 654
Total gold
000 oz	112	98	91	82	69	58	38	4	552
US$/silver
000 oz	375	375	365	335	315	285	175	25	2 250
Average Floor - US$/oz	18.29	18.42	18.61	19.52	20.05	20.43	23.13	24.24	19.51
Average Cap - US$/oz	19.84	20.02	20.26	21.35	22.05	22.49	25.45	26.84	21.32
Refer to note 14 for details on the fair value measurements.
11.    BORROWINGS
The following events or transactions occurred during the six months ended 31 December 2020:
•On 6 July 2020 Harmony and its subsidiaries cancelled the bridge loan of US$200 million.
•The following repayments were made on the R2 billion facility:
–On 6 July 2020 R300 million, and
–On 6 October 2020 R600 million.
•The following repayments were made on the US$400 million facility:
–On 2 July 2020 US$20 million (R340 million),
–On 8 July 2020 US$20 million (R339 million), and
–On 8 October US$30 million (R497 million).
•The following repayments were made on the Westpac fleet loan:
–On 16 July 2020 US$2 million (R25 million), and
–On 14 October 2020 US$2 million (R25 million).
•The syndicate of lenders for the US$400 million facility agreed to the one year extension during July 2020, extending the maturity date to September 2023.
During June 2020, the company's lenders agreed to relax certain requirements for compliance with debt covenants until December 2020. The group complied with all debt covenants as at 31 December 2020.
Refer to note 20 for events subsequent to the reporting date.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
11.    BORROWINGS continued

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar
Borrowings summary at 31 December 2020
Original facility	200	200	600	1 400	N/A
Drawn down/ loan balance	200	80	600	—	11
Undrawn borrowing facilities	N/A	120	N/A	1 400	N/A
Maturity	September	September	November	November	July
	2023	2023	2022	2022	2022
Interest rate	LIBOR + 3.05%	LIBOR + 2.90%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Translation gain/(loss) on US$ facilities[1]	789	49	(967)
Rand/US$ exchange rate:
Closing/spot	14.69	13.99	17.32
Average	16.25	14.69	15.66
1    The remainder of foreign exchange translation gain or loss relates to the translation of cash from one currency to another.
12.    STREAMING ARRANGEMENTS
Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, the owner of the Mine Waste Solutions operation (MWS) has a contract with Franco-Nevada Barbados (Franco-Nevada) where Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the acquisition of MWS (refer to note 13), Harmony assumed the obligations enforced by the Franco-Nevada contract.
The contract is a streaming agreement that commenced on 17 December 2008 for which Franco-Nevada paid $125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at 1 October 2020, the $125 million upfront payment has been settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or $400 per ounce adjusted with the US annual inflation adjustment.
Harmony does not have an existing streaming arrangement and therefore a new accounting policy was developed for the classification and measurement of the transaction.
Accounting policy
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the Franco-Nevada contract was initially recognised at a fair value (refer to note 13) of R1.42 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 4.
The current portion of the liability is determined with reference to the current production profile of MWS for the next 12 months.
Contract liability and gold delivered
As at 1 October 2020, the balance of gold ounces to be delivered to Franco-Nevada amounted to 100 686oz. Subsequent to 1 October 2020, 5 793oz had been delivered to Franco-Nevada bringing the balance of gold ounces to be delivered as at 31 December 2020 to 94 893oz.
The contract price receivable in $/oz for each ounce of gold delivered is as follows:
•1 October 2020 – 16 December 2020: $433.13/oz
•17 December 2020 – 31 December 2020: $437.47/oz

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
12.    STREAMING ARRANGEMENTS continued
Contract liability and gold delivered continued
Reconciliation of contract liability:

Figures in million	Streaming contract
Balance at 1 October 2020 – initial recognition	1 417
Finance costs related to significant financing component	25
Non-cash consideration for delivery of gold ounces	(119)
Balance as at 31 December 2020	1 323

– Current	390
– Non-current	933

13.    ACQUISITIONS AND BUSINESS COMBINATIONS
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS
On 12 February 2020, Harmony announced that it had reached an agreement with AngloGold Ashanti Limited (AGA) to purchase AGA's remaining South African producing assets and related liabilities. Harmony's primary goal with the acquisition is to improve the group's overall recovered grade and increase cash flow margins. The transaction includes the following assets and liabilities:
•The Mponeng, Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets);
•100% of the share capital of First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group); and
•100% of the share capital of Covalent Water Company (Pty) Limited (CWC), AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited.
The last condition precedent for the acquisition was fulfilled during September 2020, resulting in an acquisition date of 1 October 2020.
Cash generating units identified
Based on management's assessment the transaction meets the definition of a business combination as defined by IFRS 3. The following cash generating units (CGUs) were identified in the acquisition:
•the Mponeng business, consisting of the Mponeng, Tau Tona and Savuka mines, forming a single complex, and their associated assets and liabilities, including CWC;
•the West Wits closure business, consisting of the Savuka plant and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and the associated assets and liabilities;
•Mine Waste Solutions;
•the Vaal River closure business, consisting of certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
13. ACQUISITIONS AND BUSINESS COMBINATIONS continued
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS continued
Consideration transferred
Consideration for the transaction amounted to a cash payment of R3.366 billion (US$200 million), paid on 30 September 2020, and contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021; and
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
As at 1 October 2020, the contingent consideration was valued at R229 million by using a probability weighted method, discounted at a rate of 10.57%. As at 31 December 2020, the contingent consideration was valued at R 237 million. No material changes to the assumptions underpinning the valuation were made. The remeasurement of the liability is included in Other operating expenses.
The amount disclosed in the cash flow statement for cash paid for the acquisition of the Mponeng operation and related assets is determined as follows:

Figures in million	Total
Cash consideration paid	3 366
Cash acquired	(3)
Net cash paid	3 363
Acquisition and integration costs
The total of R111 million for acquisition costs for the six months ended 31 December 2020 relates to various costs directly attributable to the acquisition process. These costs include attorney and advisory fees.
There have also been costs incurred for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees and software licensing costs required to interface with the Harmony systems. These costs amounted to R96 million (2020: R4 million) for the period ended 31 December 2020 and have been included in Corporate, administration and other expenditure.
Identifiable assets acquired and liabilities assumed
The fair value exercise was prepared on a provisional basis in accordance with IFRS 3. The values measured on a provisional basis included, inter alia, property, plant and equipment, the environmental rehabilitation provision and the deferred tax associated with these balances. Management is still in the process of gathering and assessing certain information on key estimations and the impact thereof on the provisional fair values. No measurement period adjustments have been recognised for the six-month period ended 31 December 2020.
Critical estimates and assumptions of business valuations performed
Key assumptions for the valuation of the respective CGUs are the gold prices, marketable discount rates, exchange rates and life-of-mine plans. Due to the volatility embedded in the potential upside driven by the higher gold prices in the short to medium term, management opted to adopt conservative gold price assumptions in order to accommodate for this. Management has considered the impact of the COVID-19 pandemic on the valuations performed and made adjustments to the production and cost estimates for the respective CGUs.
The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Mponeng business (Mponeng), West Wits Closure business (WW), Mine Waste Solutions (MWS) and the Vaal River closure business (VR). The post-tax real discount rates used ranged from 8.47% to 11.61%, real exchange rates ranged between R14.41/US$1 and R16.75/US$1, real gold prices ranged between US$1 308/oz and US$1 784/oz. The valuation was performed as at 1 October 2020.
As part of determining the fair value of the provision for environmental rehabilitation the pre-tax risk-free rates used for discounting ranged between 5.1% and 11.5% while inflation of 5.0% was used for cost escalation.
The fair value of the unfavourable contract liability which forms part of the streaming arrangement with Franco-Nevada was measured at the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.58% was used to discount the liability over the expected period of delivery to settle the contract.
The deferred tax rates used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at acquisition date. Refer to note 7 for deferred tax rates used.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
13.    ACQUISITIONS AND BUSINESS COMBINATIONS continued
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS continued
Identifiable assets acquired and liabilities assumed continued
Fair value determination of acquired operations
The provisional fair values as at the acquisition date are as follows:

Figures in million	Total
Non-current assets
Property, plant and equipment	6 547
Restricted Investments	1 268
Deferred tax assets	103
Current assets
Inventories	454
Trade and other receivables	59
Cash and cash equivalents	3
Non-current liabilities
Deferred tax liabilities	(251)
Provision for environmental rehabilitation	(1 442)
Other non-current liabilities	(41)
Streaming contract liability	(938)
Current liabilities
Trade and other payables	(535)
Streaming contract liability	(479)
Provisional fair value of net identifiable assets acquired at 1 October 2020	4 748
At 31 December 2020, trade and other payables includes R482 million from the acquired operations as well as R294 million owing to AngloGold South Africa for services performed during the transition period of the acquisition.
Performance of acquired operations
For the three months ended 31 December 2020, the operations acquired contributed to revenue and profit as follows:

Figures in million	Total
1 October 2020 – 31 December 2020
Revenue	2 836
Non-cash consideration for streaming arrangements	119
Total revenue	2 955

Production costs	(2 004)
Amortisation and depreciation	(99)
Acquisition cost	(17)
Investment income from restricted investments	33
Finance costs	(53)
Profit before taxation	815
Taxation	(8)
Profit after taxation	807

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
13.    ACQUISITIONS AND BUSINESS COMBINATIONS continued
ACQUISITION OF ANGLOGOLD ASHANTI'S REMAINING SOUTH AFRICAN OPERATIONS continued
Performance of acquired operations continued
Should the acquisition have occurred at the beginning of the period, the group’s pro forma unaudited consolidated revenue and unaudited consolidated profit would have increased as follows:

Figures in million	Total
1 July 2020 – 31 December 2020
Revenue	5 677
Non-cash consideration for streaming arrangements	238
Total revenue	5 915

Production costs	(3 821)
Amortisation and depreciation	(197)
Acquisition cost	(111)
Investment income from restricted investments	51
Finance costs	(107)
Profit before taxation	1 730
Taxation	(8)
Profit after taxation	1 722

Adjustments made to pro forma information
For the three months of October to December 2020 (Q2), the revenue and production cost figures as per the segmental operating results were used, with adjustments made to determine the profit/(loss) after tax of the acquired operations. These adjustments were:
•Non-cash consideration recognised from the streaming arrangement,
•Depreciation expensed;
•Costs incurred directly attributable to the acquisition;
•Investment income recognised from restricted investments;
•Finance costs recognised for provisions for environmental rehabilitation; and
•Finance costs recognised for significant financing components of the streaming arrangement.
For the three months of July to September 2020 (Q1), the segment operational results of AGA was used. Adjustments made to pro forma information to determine profit/(loss) were as follows:
•Depreciation expensed for Q1 was estimated to be the same as Q2, based on the fair values determined as at 1 October 2020. AGA did not recognise depreciation for Q1 in line with IFRS 5, Non-Current Assets Held For Sale.
•Non-cash consideration from the streaming arrangement, finance costs for provisions for environmental rehabilitation and the streaming arrangement for Q1 were based on the fair values determined as at 1 October 2020, using Harmony's accounting policies.
Gain on bargain purchase
Gain on bargain purchase has been recognised as follows:

Figures in million	Total
Consideration paid
– Cash consideration	3 366
– Contingent consideration	229
Fair value of net identifiable assets acquired	(4 748)
Gain on bargain purchase	(1 153)
The gain on bargain purchase realised can be attributed to the higher gold prices and R/$ exchange rate assumptions that were used in the business valuations performed as at 1 October 2020 when compared to the assumptions used when the transaction was negotiated. The gold price and exchange rate assumptions were impacted by the market uncertainty surrounding the COVID-19 pandemic, which has had a significant impact on the short- and medium-term assumptions that were included in the valuations.
Gain on bargain purchase has been included as a separate line item in the income statement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
14.    FINANCIAL RISK MANAGEMENT ACTIVITIES
The COVID-19 pandemic continues to impact on various aspects of Harmony's operating environment. Where relevant, reference is made to certain impacts in the discussions below, however a detailed discussion thereof is included in note 3.
Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
The Rand strengthened during the six months ended 31 December 2020, from R17.32/U$1 on 30 June 2020 to close at R14.68/US$1 on 31 December 2020 (31 December 2019: R13.99/US$1). This positively impacted on the derivative valuations. The Rand's levels also impacted positively on the translation of the US$ debt facilities at 31 December 2020. Refer to note 11 for detail.
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony enters into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts.
A decrease in the price of gold in US$ terms, together with the strengthening of the Rand during December 2020 period, had a positive impact on the contracts that matured during the period as well as those that were outstanding at 31 December 2020.
Interest rate risk
Low interest rates are still being maintained by both the US Federal Reserve and the South African Reserve Bank, resulting in a favourable impact on the cost of debt. This has been supported by a strengthened Rand on the interest cost incurred on the US$ loan facilities.
Credit risk
Financial instruments which are subject to credit risk are restricted cash, restricted investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.
During the June 2020 financial year, Fitch downgraded the major South African (SA) banks by one notch to AA- from AA following the impact of the COVID-19 pandemic. This rating drop did not have a significantly adverse impact on the credit worthiness of the group's counterparts (SA financial Institutions). Fitch increased the credit rating of the major banks to AA+ on 22 December 2020, citing the financial institutions risk appetite and corporate conduct as key factors of the upgrade.
Taking the above events into consideration, the national scale investment grade rating of these banks remains high, between AA- and AA+, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 31 December 2020 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts has remained at AA-, yielding an immaterial ECL as well.
Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
Capital risk management
An increased gold price and the positive contributions from the acquisition decreased the net debt balance during the period. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.
Net debt is as follows:

	At	At	At
Figures in million	31 December 2020 (Reviewed)	30 June 2020 (Audited)	31 December 2019 (Reviewed)
Cash and cash equivalents	4 217	6 357	1 250
Borrowings	(4 797)	(7 718)	(5 540)
Net debt	(580)	(1 361)	(4 290)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
14.    FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets;
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3:	Inputs for the asset that are not based on observable market data (that is unobservable inputs).

		Six months ended		Year ended
Figures in million	Fair value hierarchy level	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Fair value through other comprehensive income financial instruments
Other non-current assets (a)	Level 3	69	72	77
Restricted investments (b)	Level 1	232	—	—
Fair value through profit or loss financial instruments
Restricted investments (b)	Level 2	42	—	—
Restricted investments (b)	Level 2	1 261	1 259	837
Derivative financial assets (c)	Level 2	1 331	739	68
Derivative financial liabilities (c)	Level 2	(1 742)	(693)	(5 003)
Loan to ARM BBEE Trust (d)	Level 3	302	285	306
Contingent consideration liability (e)	Level 3	(237)	—	—
(a)    The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2020. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied.
(b)    The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and is discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. This includes investments in unit trust of R42 million.
The level 1 valued assets were acquired as part of the Mponeng operations and related assets (refer to note 13) and comprises of the following:
•Listed equity securities of R232 million designated as fair value through other comprehensive income instruments.
The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.
(c)    The mark-to market remeasurement of the derivative contracts was determined as follows:
•Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate,Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve).The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve).
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate.
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate investments.
(d)    The fair value was calculated using a discounted cash flow model, taking into account projected interest payments and the projected share price for African Rainbow Minerals Limited (ARM) on the expected repayment date. A 10% change in the discount rate of 9.8% would not cause a material change to the fair value of the loan. The fair value of the loan balance is limited to the sum of the capital amounts plus cumulative interest not paid, being R302 million.
(e)    The Mponeng consideration (refer to note 13) includes a contingent consideration determined through a probability weighted method -with various expected gold production profile scenarios- at a post-tax real rate of 10.57%.
The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings is based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
15.    ADDITIONAL CASH FLOW DISCLOSURES
Additions to property, plant and equipment

	Six months ended		Year ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)	30 June 2020 (Audited)
Capital expenditure – operations	1 856	1 695	2 881
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	23	40	54
Additions resulting from stripping activities	487	535	675
Total additions to property, plant and equipment	2 366	2 270	3 610
16.    COMMITMENTS AND CONTINGENCIES

	At	At	At
Figures in million	31 December 2020 (Reviewed)	30 June 2020 (Audited)	31 December 2019 (Reviewed)
Capital expenditure commitments:
Contracts for capital expenditure	440	368	463
Authorised by the directors but not contracted for	2 751	1 314	1 373
Total capital commitments	3 191	1 682	1 836
The acquisition of the Mponeng operations and related assets contributed a R521 million increase to the capital commitments.
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
There were no significant changes during the six month period ended 31 December 2020. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2020.
17.    RELATED PARTIES

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance and deferred shares vested and retained
P Steenkamp (Executive director)	—	—	450 397
B Lekubo (Executive director)	—	—	3 581
HE Mashego (Executive director)	—	—	3 319
B Nel (Prescribed officer)	—	—	173 689
V Tobias (Prescribed officer)	—	1 500	177 597
M van der Walt (Prescribed officer)	—	—	139 356
J van Heerden (Prescribed officer)	—	—	6 156

–On 14 August 2020, Ms Shela Mohatla was appointed as Group Company Secretary by the board of directors. At the same time Mrs Marian van der Walt was appointed as Senior Group Executive: Enterprise Risk and Investor Relations and will be regarded as a prescribed officer going forward.
–On 30 September 2020, Harmony announced the resignation of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors as well as the retirement of Mr Frank Abbott as executive director with effect from 30 September 2020.
–On 18 December 2020, Harmony announced the resignation of Ms Grathel Motau as independent non-executive director with effect from 18 December 2020.
–For detailed disclosure on related parties refer to Harmony's annual financial statements for the financial year ended 30 June 2020.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (RAND)
18.    SEGMENT REPORT
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).
With the purchase of AGA's remaining South African producing assets and related liabilities, the following CGUs were identified in the acquisition of the Mponeng operations and related assets:
•the Mponeng business;
•the West Wits closure business;
•Mine Waste Solutions; and
•the Vaal River Closure business.
The Mponeng business is disclosed separately in the segment report under the underground section while Mine Waste Solutions, the West Wits and the Vaal River closure businesses are disclosed as part of the other surface operations.
The segment report follows on page 35.
19.    RECONCILIATION OF SEGMENT INFORMATION

Six months ended
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)
Reconciliation of production profit to gross profit/(loss)
Revenue	21 588	15 477
– Per segment report	21 018	15 009
– Other metal sales treated as by-product credits in the segment report	570	468
Production costs	(14 808)	(11 366)
– Per segment report	(14 238)	(10 898)
– Other metal sales treated as by-product credits in the segment report	(570)	(468)

Production profit per segment report	6 780	4 111
Amortisation and depreciation	(1 816)	(1 926)
Other cost of sales items	(298)	(206)
Gross profit as per income statement[1]	4 666	1 979
1    The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At	At
Figures in million	31 December 2020 (Reviewed)	31 December 2019 (Reviewed)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets	343	364
Undeveloped property	3 681	3 681
Other non-mining assets	102	126
Wafi-Golpu assets	2 502	2 450
	6 628	6 621
20.    SUBSEQUENT EVENTS
On 4 January 2021 Harmony repaid US$50 million (R736 million) on the US$400 million facility.
On 8 February 2021 Harmony repaid R75 million on the R2 billion facility.
On 19 February 2021, the board declared a dividend of 110 SA cents (7.5 US cents) per share for the half year ended 31 December 2020, payable on 19 April 2021.
On 19 February 2021, Peter Turner was appointed as a director and a member of Harmony's technical committee.

SEGMENT REPORT (RAND/METRIC)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Kilograms produced*		Tonnes milled*
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong Operations	3 099	3 141	2 495	2 310	604	831	6 957	6 591	464	572	3 453	4 479	733	889
Moab Khotsong	3 403	2 854	2 028	1 795	1 375	1 059	4 318	3 783	294	298	3 725	3 987	440	456
Mponeng	1 746	—	1 150	—	596	—	4 689	—	218	—	1 874	—	228	—
Bambanani	946	910	594	565	352	345	387	488	33	31	1 050	1 297	117	123
Joel	617	599	572	546	45	53	1 129	1 047	88	91	685	855	169	233
Doornkop	1 756	1 166	1 098	923	658	243	2 938	2 828	225	167	1 940	1 632	445	381
Target 1	945	742	850	761	95	(19)	1 350	1 199	183	192	1 021	1 136	280	305
Kusasalethu	2 105	1 189	1 601	1 391	504	(204)	1 163	1 274	91	118	2 305	1 648	375	349
Masimong	838	818	715	684	123	134	32	65	11	17	994	1 208	258	311
Unisel[1]	224	397	182	320	42	77	—	29	—	5	247	586	57	136
Surface
All other surface operations	3 340	1 373	2 083	999	1 257	374	2 498	716	150	33	3 741	2 009	15 972	7 862
Total South Africa	19 019	13 189	13 368	10 296	5 651	2 893	25 461	18 020	1 757	1 524	21 035	18 837	19 074	11 045
International
Hidden Valley	1 999	1 820	870	602	1 129	1 218	3 091	3 568	585	706	2 148	2 574	1 789	2 039
Total international	1 999	1 820	870	602	1 129	1 218	3 091	3 568	585	706	2 148	2 574	1 789	2 039
Total operations	21 018	15 009	14 238	10 898	6 780	4 111	28 552	21 588	2 342	2 230	23 183	21 411	20 863	13 084
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)	570	468	570	468	—	—	6 628	6 621
	21 588	15 477	14 808	11 366	6 780	4 111	35 180	28 209	2 342	2 230	23 183	21 411	20 863	13 084
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R23 million (2019: R40 million).
*    Production statistics are unaudited and not reviewed.
1 The Unisel operation closed in October 2020.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	31 December 2020	31 December 2019	30 June 2020
Revenue	1 329	1 054	1 867
Cost of sales	(1 041)	(919)	(1 655)
Production costs	(911)	(774)	(1 409)
Amortisation and depreciation	(112)	(131)	(224)
Other items	(18)	(14)	(22)

Gross profit	288	135	212
Corporate, administration and other expenditure	(33)	(23)	(39)
Exploration expenditure	(5)	(9)	(13)
Gains/(losses) on derivatives	56	11	(107)
Foreign exchange translation gain/(loss)	40	2	(57)
Other operating expenses	(3)	(4)	(20)
Operating profit/(loss)	343	112	(24)
Share of profits from associates	4	3	6
Gain on bargain purchase	69	—	—
Acquisition costs	(7)	—	(3)
Investment income	15	10	24
Finance costs	(20)	(23)	(42)
Profit/(loss) before taxation	404	102	(39)
Taxation	(48)	(11)	(17)
Current taxation	(20)	(4)	(4)
Deferred taxation	(28)	(7)	(13)

Net profit/(loss) for the period	356	91	(56)
Attributable to:
Non-controlling interest	2	—	2
Owners of the parent	354	91	(58)
Earnings/(loss) per ordinary share (cents)
Basic earnings/(loss)	59	17	(10)
Diluted earnings/(loss)	57	16	(11)
The currency conversion average rates for the six months ended 31 December 2020: US$1 = R16.25 (31 December 2019: US$1 = R14.69) (30 June 2020 US$1 = R15.66)

Note on convenience translations
The requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 36 to 40.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months period		Year ended
Figures in million	31 December 2020	31 December 2019 Restated*	30 June 2020
Net loss for the year	356	91	(56)
Other comprehensive income for the year, net of income tax	108	(18)	(124)
Items that may be reclassified subsequently to profit or loss:	107	(19)	(127)
Foreign exchange translation gain/(loss)	(69)	(29)	77
Remeasurement of gold hedging contracts	176	10	(204)

Items that will not be reclassified to profit or loss:	1	1	3
Gain on assets measured at fair value through other comprehensive income	1	1	2
Actuarial gain recognised during the year	—	—	1

Total comprehensive income for the year	464	73	(180)
Attributable to:
Non-controlling interest	2	—	—
Owners of the parent	462	73	(180)
The currency conversion average rates for the six months ended 31 December 2020: US$1 = R16.25 (31 December 2019: US$1 = R14.69) (30 June 2020: US$1 = R15.66)
*Refer to note 2 for detail. The restated amounts are unaudited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2020	2 242	(819)	206	—	1 629
Share-based payments	—	—	6	—	6
Net profit for the period	—	356	—	2	358
Other comprehensive income for the period	—	—	117	1	118
Balance – 31 December 2020	2 242	(463)	329	3	2 111
Balance – 1 July 2019	2 112	(836)	342	—	1 618
Share-based payments	—	—	6	—	6
Net profit for the period	—	95	—	—	95
Other comprehensive income for the period	—	—	(18)	—	(18)
Balance – 31 December 2019	2 112	(741)	330	—	1 701
The currency conversion closing rates for the six months ended 31 December 2020: US$1 = R14.69 (31 December 2019: US$1 = R13.99).

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	At	At	At
Figures in million	31 December 2020	30 June 2020	31 December 2019
ASSETS
Non-current assets
Property, plant and equipment	2 395	1 685	2 016
Intangible assets	37	31	38
Restricted cash	9	5	7
Restricted investments	336	204	242
Investments in associates	10	8	7
Inventories	3	3	3
Deferred tax assets	21	31	—
Other non-current assets	26	22	26
Derivative financial assets	42	3	15
Total non-current assets	2 879	1 992	2 354
Current assets
Inventories	150	140	140
Restricted cash	5	4	4
Trade and other receivables	101	75	94
Derivative financial assets	49	1	38
Cash and cash equivalents	287	367	89
Total current assets	592	587	365
Total assets	3 471	2 579	2 719
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	2 108	1 350	1 701
Share capital	2 242	1 902	2 112
Other reserves	329	174	330
Accumulated loss	(463)	(726)	(741)
Non-controlling interest	3	—	—
Total equity	2 111	1 350	1 701
Non-current liabilities
Deferred tax liabilities	123	58	54
Provision for environmental rehabilitation	324	197	225
Provision for silicosis settlement	45	41	53
Retirement benefit obligation	15	11	15
Borrowings	300	431	390
Contingent consideration liability	16	—	—
Other non-current liabilities	9	6	6
Derivative financial liabilities	8	51	12
Streaming contract financial liability	64	—	—
Total non-current liabilities	904	795	755
Current liabilities
Provision for silicosis settlement	12	10	13
Borrowings	27	15	6
Trade and other payables	279	171	206
Derivative financial liabilities	111	238	38
Streaming contract financial liability	27	—	—
Total current liabilities	456	434	263
Total equity and liabilities	3 471	2 579	2 719
The balance sheet for 31 December 2020 converted at a conversion rate of US$1 = R14.69 (30 June 2020: US$1 = R17.32) (31 December 2019: US$1 = R13.99)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Six months ended		Year ended
Figures in million	31 December 2020	31 December 2019	30 June 2020
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	374	199	321
Interest received	2	3	5
Interest paid	(11)	(11)	(24)
Dividends received	3	—	—
Income and mining taxes paid	(12)	(5)	(2)
Cash generated from operating activities	356	186	300
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash	(1)	(1)	(1)
Decrease in amounts invested in restricted investments	2	—	—
Redemption of preference shares from associates	2	4	4
Acquisition of the Mponeng operations and related assets	(200)	—	—
Additions to property, plant and equipment	(146)	(155)	(230)
Cash utilised by investing activities	(343)	(152)	(227)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	—	323	418
Borrowings repaid	(131)	(341)	(361)
Proceeds from the issue of shares	—	—	200
Lease payments	(2)	(1)	(2)
Cash generated from financing activities	(133)	(19)	255
Foreign currency translation adjustments	40	4	(31)
Net increase/decrease in cash and cash equivalents	(80)	19	297
Cash and cash equivalents – beginning of period	367	70	70
Cash and cash equivalents – end of period	287	89	367
The currency conversion average rates for the six months ended 31 December 2020: US$1 = R16.25 (31 December 2019: US$1 = R14.69) (30 June 2020: US$1 = R15.66). The closing balance translated at closing rate of 31 December 2020: US$1 = R14.69 (30 June 2020: US$1 = R17.32) (31 December 2019: US$1: = R13.99).

SEGMENT REPORT (US$/IMPERIAL)
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Ounces produced		Tons milled
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong Operations	191	214	154	157	37	57	474	471	29	39	111 016	144 003	808	980
Moab Khotsong	209	194	124	122	85	72	294	270	18	20	119 761	128 185	485	503
Mponeng	107	—	66	—	41	—	319	—	13	—	60 250	—	251	—
Bambanani	58	62	37	38	21	24	26	35	2	2	33 758	41 699	129	136
Joel	38	41	35	37	3	4	77	75	5	6	22 023	27 489	187	257
Doornkop	108	79	68	63	40	16	200	202	14	11	62 372	52 470	491	420
Target 1	58	51	52	52	6	(1)	92	86	11	13	32 825	36 523	308	336
Kusasalethu	130	81	99	95	31	(14)	79	91	6	8	74 107	52 984	413	385
Masimong	52	56	44	47	8	9	2	5	1	1	31 958	38 838	285	343
Unisel[1]	14	27	11	22	3	5	—	2	—	—	7 941	18 841	63	150
Surface
All other surface operations	206	93	132	68	74	25	170	51	9	4	120 276	64 591	17 614	8 670
Total South Africa	1 171	898	822	701	349	197	1 733	1 288	108	104	676 287	605 623	21 034	12 180
International
Hidden Valley	123	124	54	41	69	83	210	255	36	48	69 060	82 756	1 973	2 248
Total international	123	124	54	41	69	83	210	255	36	48	69 060	82 756	1 973	2 248
Total operations	1 294	1 022	876	742	418	280	1 943	1 543	144	152	745 347	688 379	23 007	14 428
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$1 million (2019: US$3 million).
1 The Unisel operation closed in October 2020.

DEVELOPMENT RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2020
METRIC

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	Meters	Meters	(Cm's)	(g/t)	(Cmg/t)
Tshepong
Basal	506	476	8.79	117.01	1 029
B Reef	177	172	174.27	5.85	1 020
All Reefs	683	648	52.71	19.47	1 026
Phakisa
Basal	775	784	42.36	32.53	1 378
All Reefs	775	784	42.36	32.53	1 378
Doornkop
South Reef	848	684	68.71	15.43	1 060
All Reefs	848	684	68.71	15.43	1 060
Kusasalethu
VCR Reef	202	220	52.54	18.31	962
All Reefs	202	220	52.54	18.31	962
Target 1
Elsburg	157	72	253.33	7.50	1 900
All Reefs	157	72	253.33	7.50	1 900
Masimong 5
Basal	537	426	80.16	16.23	1 301
B Reef	419	390	82.64	22.32	1 845
All Reefs	956	816	81.35	19.19	1 561
Joel
Beatrix	874	852	147.00	6.72	988
All Reefs	874	852	147.00	6.72	988
Moab Khotsong
Vaal Reef	547	356	100.97	41.91	4 231
All Reefs	547	356	100.97	41.91	4 231
Mponeng
VCR	192	146	85.00	34.00	2 907
Carbon Leader	48	24	41.00	47.00	1 907
All Reefs	240	170	78.92	35.05	2 766
Total Harmony
Basal	1 818	1 686	42.44	29.69	1 260
Beatrix	874	852	147.00	6.72	988
B Reef	596	562	110.68	14.39	1 592
Elsburg	157	72	253.33	7.50	1 900
VRF	547	356	100.97	41.91	4 231
South Reef	848	684	68.71	15.43	1 060
VCR	394	366	65.58	26.50	1 738
Carbon Leader	48	24	40.53	47.05	1 907
All Reefs	5 282	4 602	83.69	17.94	1 502
VCR: Ventersdorp Contract Reef

IMPERIAL

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	Feet	Feet	(Inch)	(oz/t)	(In.oz/t)
Tshepong
Basal	1 659	1 562	3.00	3.94	12
B Reef	581	564	69.00	0.17	12
All Reefs	2 240	2 126	21.00	0.56	12
Phakisa
Basal	2 544	2 572	17.00	0.93	16
All Reefs	2 544	2 572	17.00	0.93	16
Doornkop
South Reef	2 783	2 244	27.00	0.45	12
All Reefs	2 783	2 244	27.00	0.45	12
Kusasalethu
VCR Reef	663	722	21.00	0.53	11
All Reefs	663	722	21.00	0.53	11
Target 1
Elsburg	515	236	100.00	0.22	22
All Reefs	515	236	100.00	0.22	22
Masimong 5
Basal	1 761	1 398	32.00	0.47	15
B Reef	1 375	1 280	33.00	0.64	21
All Reefs	3 136	2 678	32.00	0.56	18
Joel
Beatrix	2 866	2 795	58.00	0.20	11
All Reefs	2 866	2 795	58.00	0.20	11
Moab Khotsong
Vaal Reef	1 794	1 168	40.00	1.21	49
All Reefs	1 794	1 168	40.00	1.21	49
Mponeng
VCR	629	479	34.00	0.98	33
Carbon Leader	156	79	16.00	1.37	22
All Reefs	785	558	31.00	1.02	32
Total Harmony
Basal	5 964	5 532	17.00	0.85	14
Beatrix	2 866	2 795	58.00	0.20	11
B Reef	1 956	1 844	44.00	0.42	18
Elsburg	515	236	100.00	0.22	22
VRF	1 794	1 168	40.00	1.21	49
South Reef	2 783	2 244	27.00	0.45	12
VCR	1 292	1 201	26.00	0.77	20
Carbon Leader	156	79	16.00	1.37	22
All Reefs	17 326	15 099	33.00	0.52	17

COMPETENT PERSON'S DECLARATION
Harmony Gold Mining Company Limited’s statement of mineral resources and mineral reserves as at 30 June 2020 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("SAMREC"). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Mineral resources and mineral reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 25 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions ("SACNASP"), a member of the South African Institute of Mining and Metallurgy ("SAIMM") and a member of the Geological Society of South Africa ("GSSA").
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Mineral resources and mineral reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 31 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), JM Motloba* (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, FFT De Buck*^, Dr DSS Lushaba*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, JL Wetton*^, AJ Wilkens*, P Turner*^
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 2314 or +27 82 759 1775 Website: www.harmony.co.za
COMPANY SECRETARIAT
Telephone: +27 11 411 2359 E-mail: companysecretariat@harmony.co.za
TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 861 546 572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1-886-249-2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Proprietary) Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 23, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director